DOR BioPharma, Inc.
1101 Brickell Avenue, Suite 701-S
Miami, Florida 33131

April 16, 2007

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Krug

Re: DOR BioPharma, Inc.
Registration Statement on Form SB-2
Pre-Effective Amendment No. 1
Filed April 13, 2007
File No. 333-141209

Ladies and Gentlemen:

The undersigned hereby respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the Registration Statement on Form SB-2 originally filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2007 (File No. 333-141209), as amended by the Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2, by DOR BioPharma, Inc. (the “Company”) be declared effective as of 3:00 p.m. Eastern Time on Wednesday, April 18, 2007, or as soon thereafter as possible.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DOR BIOPHARMA, INC.

By:/s/ Christopher J. Schaber
Christopher J. Schaber
President and Chief Executive Officer

cc: Leslie J. Croland, Esq.